Exhibit 99.b

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. – Name and Address of Company:

Central Gold-Trust

55 Broad Leaf Crescent

Ancaster, ON

L9G 3N6

Item 2. – Date of Material Change:

April 5, 2007

Item 3. – News Release:

A news release with respect to the material change referred to in this report was issued through newswire services on April 5, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. – Summary of Material Change:

On April 5, 2007 Gold-Trust announced that it has completed the public offering of 715,000 Units of Gold-Trust at U.S.$26.35, for gross proceeds of U.S.$18,840,250.

Item 5.1. – Full Description of Material Change:

On March 23, 2007 Central Gold-Trust (“Gold-Trust”) announced that it had entered into an underwriting agreement with CIBC World Markets Inc. and Sprott Securities Inc. (which has since changed its name to Cormark Securities Inc.) (collectively, the “Underwriters”), under which the Underwriters agreed to place, in all the territories and provinces in Canada (other than the province of Québec) and in the United States under the multi-jurisdictional disclosure system, 600,000 Units of Gold-Trust at U.S.$26.35 per Unit.  In addition, pursuant to the terms of the underwriting agreement, Gold-Trust granted the Underwriters the right to increase the size of the offering by purchasing up to an additional 185,000 Units of Gold-Trust at the same price per Unit.

On March 23, 2007 Gold-Trust announced that the Underwriters partially exercised their right to increase the size of the offering and agreed to purchase an additional 115,000 Units of Gold-Trust at U.S.$26.35.

On April 5, 2007 Gold-Trust announced that it completed the sale of 715,000 Units of Gold-Trust at U.S.$26.35, for gross proceeds of U.S.$18,840,250.

In accordance with its investment policies, Gold-Trust invested part of the net proceeds of the offering, in the amount of U.S.$16,523,169.25, in approximately 20,787 fine ounces of gold at U.S.$666.75 per ounce and in 4,000 fine ounces of gold at U.S.$666.50 per ounce and retained the balance of the net proceeds in the amount of U.S.$1,563,470.75 for general working capital expenditures.

The new total of issued and outstanding Units of Gold-Trust is 3,992,500. Immediately after closing of the offering, the investment holdings of Gold-Trust were represented by approximately 147,694 fine ounces of gold and $2,584,407 in cash primarily for working capital and additional bullion purchases.

Item 5.1. – Disclosure for Restructuring Transactions:

N/A

Item 6. – Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer
Telephone:	(905) 304-4444
Facsimile:	(905) 648-4196
e-mail:	spicer@gold-trust.com

Item 9. – Date of Report:

April 12, 2007

/s/ J.C. Stefan Spicer
J. C. Stefan Spicer
President and Chief Executive Officer
Central Gold-Trust